EXHIBIT 99.1

Anfield Energy Delivers Strong First-Half 2026 Momentum with Exceptional PEA Economics and Clear Path to Near-Term Production

VANCOUVER, British Columbia, June 25, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to provide a corporate update highlighting significant operational, permitting, and economic advancements in the first half of 2026. The Company is executing on its hub-and-spoke uranium and vanadium strategy, with a clear line of sight to production and robust project economics that position it for potentially substantial value creation.

Shootaring Canyon Mill Advancement

  Point-of-Compliance Wells Installed: Successfully completed drilling of 8 new monitoring wells in May 2026 near proposed process ponds and the tailings management facility. This key milestone delivers essential baseline groundwater data ahead of resuming full operations at the fully permitted Shootaring Canyon Mill (“Shootaring”).
   License Renewal & Refurbishment Progress: Ongoing engineering studies and refurbishment work at Shootaring are advancing well. The Company remains on track to convert the mill license from care-and-maintenance to operations, with production targeted for 2027.
  Robust Economics Confirmed via Updated PEA (Filed June 2026): The updated Preliminary Economic Assessment1 (“PEA”) demonstrates the compelling value of Anfield’s integrated hub-and-spoke model. Highlights include:

– Pre-tax IRR of 106% and NPV of US$606 million (8% discount rate); post-tax IRR of 97% and NPV of US$533 million.
– Rapid payback period of just 1.3 years on mine and mill capex.
– Pre-production capex of approximately US$97 million (including contingency) over a 12-month period.
– Average annual production over 15-year mine life: ~1.3 million pounds U₃O₈ and 6.4 million pounds V₂O₅ (peak year: 1.9M lbs U₃O₈ + 7.8M lbs V₂O₅).
– Centralized processing at Shootaring (target capacity 1,000 tonnes per day) fed by Velvet-Wood, Slick Rock, and six West Slope mines (JD-6, JD-7, JD-8, JD-9, SR-11, SM-18).
– Includes ~250,000 pounds of uranium from existing stockpiles near Shootaring.
– Significant upside potential from the addition of 13 remaining U.S. Department of Energy (“DOE”) leases with minimal incremental capex, plus value-added processing technologies to improve grades and throughput.

Mining Project Advancement

  Velvet-Wood Phase One Construction Completed (June 2026): Successfully finished Phase One, including topsoil stripping (set aside for reclamation), portal rehabilitation, temporary power installation, and road build-out. The project is now advancing to Phase Two, with production targeted by the end of 2026.
  JD-8 Plan of Operations: Revised Plan of Operations submitted to DOE and Colorado Division of Reclamation, Mining and Safety (“DRMS”) in April 2026 following agency feedback.
  SM-18 NOI & Drilling Program: In April 2026, the Company submitted the notice of intent to conduct a drilling program (“NOI”) at SM-18 designed to verify and potentially expand the existing mineral resources. Following an initial denial by DRMS and a subsequent denial of reconsideration, the Company has filed for a hearing with the relevant board. The Company is in discussions with DRMS and the Attorney General’s office to discuss a potential compromise. The Company continues to advance preparations for a comprehensive Plan of Operations.

Strategic Acquisitions & Operational Readiness

  BRS Engineering Acquisition (May 2026): Completed acquisition of B.R.S. Inc. (“BRS Engineering”), providing dedicated in-house engineering expertise to accelerate Shootaring refurbishment and mining project development.
  Underground Haul Truck Procurement (June 2026): Received underground haul truck from Young’s Machine (Utah manufacturer). This strengthens Anfield’s commitment to building a robust American supply chain for domestic uranium production.
  Equipment Procurement Milestone (June 15, 2026): Additional key equipment procurement advances operational readiness for the hub-and-spoke production model.

U.S. Policy Support & Strategic Shareholder Backing

  Supportive Federal Policy Environment: Anfield welcomes the U.S. government’s continued focus on domestic critical minerals and uranium supply chain security, including the January 2026 Section 232 proclamation on processed critical minerals. These measures reinforce the strategic importance of Anfield’s fully U.S.-based assets and near-term production capability.
  Strategic Shareholder Alignment: Major shareholder, Uranium Energy Corp. (UEC) has increased its stake in Anfield, demonstrating strong confidence in the Company’s assets, team, and execution plan. This partnership provides valuable industry validation and potential synergies as Anfield advances toward production.

Management Commentary

“We are very proud of the substantial progress Anfield has delivered in the first half of 2026,” said Corey Dias, CEO of Anfield. “From completing critical mill infrastructure milestones and Phase One construction at Velvet-Wood, to securing in-house engineering capabilities and advancing our permitting pipeline, we are executing with precision. The updated PEA underscores the exceptional economics of our hub-and-spoke strategy—106% pre-tax IRR, US$606 million NPV, and a rapid 1.3-year payback—positioning Anfield for potentially significant value creation as we move toward production at Velvet-Wood by year-end 2026 and Shootaring in 2027. We are also encouraged by the supportive U.S. policy environment and the confidence shown by strategic shareholders. Anfield is well-positioned to contribute meaningfully to America’s domestic uranium and vanadium supply and the broader nuclear energy renaissance.”

Strategic Positioning

This progress aligns with Anfield’s hub-and-spoke strategy, leveraging the fully permitted Shootaring in Utah alongside its high-quality uranium-vanadium assets in Utah and Colorado. The Company remains focused on creating long-term shareholder value through efficient development, operational excellence, and contribution to U.S. energy security and the global transition to clean, carbon-free power.

Media Services Engagement

The Company has entered into a three-month media services agreement with Goldwyn Media LLC (“Goldwyn”), dated June 23, 2026 (the “Media Services Agreement”). Under the Media Services Agreement, Anfield will pay US$200,000 for comprehensive marketing and public awareness services aligned with TSX Venture Exchange (“TSXV”) policies and applicable securities laws, including developing and creating a range of informative and awareness content that aligns with the Company’s overall marketing and branding strategies. Goldwyn is at arm’s length to the Company with no other relationship or interest in Anfield securities.

Goldwyn is an independent limited liability company based in Sheridan, Wyoming, that provides services for shareholder information and public relations. None of Goldwyn nor its affiliates or associates have any interest directly or indirectly in the Company or its securities, or any right or intent to acquire such an interest. Goldwyn will not receive shares or other securities as compensation. The media services agreement is subject to the Company’s filing requirements with the TSXV and the approval of the TSXV.

Technical Disclosure

The scientific and technical information in this news release has been prepared under the supervision of and approved by Douglas L. Beahm, P.E., P.G., a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and Mr. Beahm has reviewed, verified and approved such scientific and technical information contained in this news release. No limitations or failures to verify were identified. Mr. Beahm is not independent of the Company, as he is the Company’s Chief Operating Officer.

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Contact:

Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the development, operational and economic results of the PEA, including capital expenditures, NPV projections and IRR projections; statements regarding the Company’s business plans, objectives and strategies of operations, including, without limitation, the advancement of construction at Velvet-Wood to Phase Two and production targeted for the end of 2026; and statements regarding the Media Services Agreement with Goldwyn and the transactions contemplated thereunder, including the necessary filings with and approval of the TSXV. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks that the development, operational and economic results of the PEA may differ from projections; risks that construction and/or production Velvet-Wood may not progress as contemplated; risks that the transactions contemplated under the Media Services Agreement may not be completed as contemplated, or at all; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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1 Please see the technical report entitled “The Shootaring Canyon Mill and Tributary Mines, Utah and Colorado, USA, Preliminary Economic Assessment, National Instrument 43-101” dated effective May 4, 2026 available on the Company’s issuer profile on SEDAR+.